ROPES & GRAY LLP
PRUDENTIAL TOWER 800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

June 28, 2021

Renee E. Laws

T +1 617 235 4975

renee.laws@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds (Registration Nos. 333-84639; 811-09521)

Ladies and Gentlemen:

On behalf of AMG Funds (the “Trust”), we are today filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 226 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Act (the “Registration Statement”). Pursuant to the requirements of Rule 485(a)(1), it is intended that the Amendment become effective 60 days after filing, unless superseded by a subsequent filing.

The Amendment relates solely to AMG Yacktman Global Fund (formerly AMG Yacktman Focused Fund – Security Selection Only), a series of the Trust. The Amendment does not supersede or amend any disclosure in the Trust’s Registration Statement relating to any other series of the Trust.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Sincerely,

/s/ Renee E. Laws
Renee E. Laws